UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

ASTA Funding Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46220109
(CUSIP Number)

Bruce Hayek, 3047 Fillmore Street, San Francisco, CA 94123 - 415-800-8212
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RBF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
583,198 shares of common stock
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
583,198 shares of common stock
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
583,198 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1. Security and Issuer

Common Stock

ASTA Funding Inc.

210 Sylvan Ave., Englewood Cliffs, New Jersey 07632

Item 2.   Identity and Background

RBF Capital LLC

3047 Fillmore Street, San Francisco, CA 94123

N/A

N/A

N/A

N/A

Item 3. Source and Amount of Funds or Other Considerations

Ordinary course of business, investments and trading, $5,331,002 cost basis.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 25, 2020, the Reporting Person entered into a Settlement and Voting Agreement with the Issuer (the "Voting Agreement").  The following description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Voting Agreement, the Reporting Person has, among other things, agreed to vote the shares of Common Stock of the Issuer beneficially owned by the Reporting Person, or that may become beneficially owned by it during the term of the Voting Agreement, in favor of adopting of the Agreement and Plan of Merger, dated April 8, 2020, by and among the Issuer, Asta Finance Acquisition Inc and Asta Finance Acquisition Sub Inc., as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated June 25, 2020 (together, the "Amended Merger Agreement"), and any other matters necessary for consummation of the Merger (as defined in the Voting Agreement) and the other transactions contemplated by the Amended Merger Agreement.  Under the Voting Agreement, the Reporting Person has agreed to restrictions on its ability to transfer the shares of Common Stock owned by it, subject to certain exceptions. The obligations and rights under the Voting Agreement terminate upon the earliest of (i) the Effective Time (as defined in the Amended Merger Agreement), (ii) the termination of the Amended Merger Agreement, or any further material (as determined in the Reporting Person's reasonable discretion) amendment or modification of terms of the Amended Merger Agreement (or for the avoidance of doubt the Merger), and (iii) October 31, 2020.

Item 5. Interest in Securities of the Issuer

(a)  583,198 shares of common stock, 8.8%

(b)  583,198 shares of voting power

(c)

Date	Action	Total Quantity	Total Price
03/09	BOUGHT	22,204	9.40
03/10	BOUGHT	2,239	9.50
03/11	BOUGHT	16,299	9.40
03/12	BOUGHT	1,400	8.60
03/16	BOUGHT	11,945	8.70
03/17	BOUGHT	124	8.65
04/09	BOUGHT	76,244	11.01
04/09	BOUGHT	22,000	11.00
04-13	BOUGHT	30,743	11.10

(d)  N/A

(e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

Please refer to Exhibit 99.1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2020
Dated

/s/ Richard Fullerton
Signature

Richard Fullerton, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).